Exhibit 21

LIST OF SUBSIDIARIES

1.	Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong

2.	Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong

3.	Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands